Mail Stop 3561

September 4, 2008

<u>By U.S. Mail</u>

Mr. James Walker
President
BidGive International Inc.
3538 Caruth Blvd., Suite 200
Dallas, Texas 75225

  Re: BidGive International, Inc.
    Form 10-KSB for the Year Ended December 31, 2007
    File No. 0-49999

Dear Mr. Walker:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       William Thompson
       Accounting Branch Chief